Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

First Quarter 2019
May 31, 2019

May 31, 2019 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today reports unaudited results for the quarter and three months ended March 31, 2019.
Highlights:
•	Reported revenues for the first quarter 2019 of $19.1 million, compared to $36.1 million for the fourth quarter 2018.
•	Reported operating income of $3.0 million for the first quarter 2019, compared to $21.5 million in the fourth quarter 2018.
•	Reported net loss of $3.4 million for the first quarter 2019, compared to net income of $15.2 million for the fourth quarter 2018.
•	In April, the Company signed a $250 million secured term loan facility for the financing of the two newbuildings delivering in 2019.
•	In April, the Company signed a $300 million sale and charter-back transaction with Hyundai Glovis Co. Ltd. ("Hyundai Glovis") for the vessels Flex Enterprise and Flex Endeavour.
•
On May 30, in relation to the proposed listing of the Company’s ordinary shares on the New York Stock Exchange (the “NYSE”) under the symbol “FLNG”, the U.S. Securities and Exchange Commission (the “SEC”) declared the Company’s registration statement on Form 20-F effective.

Øystein M Kalleklev, CEO comments:
“First half of 2019 has been challenging due to the disruption in the LNG trade caused by a unseasonably mild winter, a glut of LNG hitting the market as well as shift in trading patterns favouring shorter hauls to Europe. We in Flex LNG have deliberately elected to sail against the current to be able to position us for the shift in currents expected to take place in the second half of the year. With tighter market and significant contango in the gas market we are upbeat about the outlook for owners of uncommitted two stroke LNG carriers. Furthermore we continue to strengthen the organization with insourcing of ship management with the aim of delivering the highest standard in terms of customer experience. Additionally, our US listing will give us access to a larger and deeper capital market which is advantageous in such a capital intensive shipping segment as LNG transportation.”

Business Update
In May, the Company announced that it had publicly filed a registration statement on Form 20-F with the SEC relating to the proposed listing of its ordinary shares on the NYSE. The Company’s registration statement on Form 20-F was declared effective by the SEC on May 30, 2019. No new securities will be issued in connection with the listing, and trading of the shares on the NYSE is expected to commence in June 2019. Following the listing, the Company’s ordinary shares will be listed for trading on both the NYSE and the Oslo Stock Exchange under the ticker “FLNG”.
In April, the Company signed a $250 million secured term loan facility for the financing of Flex Constellation and Flex Courageous. The facility is expected to be drawn upon delivery of the vessels from the shipyard, scheduled for June and August 2019, respectively. In April, the Company also entered into a $300 million sale and charter-back transaction with Hyundai Glovis for the vessels Flex Enterprise and Flex Endeavour. The transaction is expected to close in the third quarter 2019. Both the $250 million term loan and the transaction with Hyundai Glovis remain subject to satisfaction of customary closing conditions.
The Company currently has four vessels on the water and nine additional newbuildings under construction, which are set for delivery between 2019 and 2021. With such scale, Flex LNG has the ability to be present in all three major basins providing for enhanced customer relationships, increased vessel utilization and shorter distance to load ports. The Company’s vessels currently in operation and under construction are expected to meet charterer’s preferences for the substantially improved unit transportation cost of larger and more fuel efficient vessels. The Company’s fleet presents a diversified portfolio of two stroke vessels with both MEGI and XD-F propulsion systems. Seven of the vessels are also equipped with Full Re-liquefaction System ("FRS") or Partial Re-liquefaction Systems ("PRS") with associated improvements in boil off rate.
Results for the three months ended March 31, 2019
The Company reported a net loss of $3.4 million and loss per share of $0.06 for the first quarter 2019, compared to net income of $15.2 million and earnings per share of $0.38 for the fourth quarter 2018.
Vessel operating revenues were $19.1 million for the first quarter 2019, compared to $36.1 million in the fourth quarter 2018.
Vessel operating costs, which include voyage related costs, broker commissions, claim expense, technical operating expenses (such as crewing, insurance, lubes and repairs & maintenance) and charter hire expense amounted to $8.3 million in the first quarter 2019, compared to $6.0 million in the fourth quarter 2018. The increase in vessel operating costs was primarily due to vessels being off-hire in the first quarter, with associated positioning and idle costs, partly offset by reduced claims expense in the first quarter compared to the fourth quarter 2018.
Administrative expenses were $1.9 million in the first quarter 2019, compared to $1.8 million in the fourth quarter 2018. Administrative expenses in the first quarter 2019 and fourth quarter 2018 were impacted by costs related to the on-going US listing process.
The Company’s cash and cash equivalents decreased by $9.5 million to $45.6 million in the first quarter 2019 (Q4 2018: $38.5 million cash inflow). The operating cash outflow in the first quarter 2019 was $3.6 million (Q4 2018: $23.5 million cash inflow), while change in working capital was negative by $6.2 million, partly due to lower hire prepayments received. In the first quarter 2019, cash used in investing activities was $0.0 million (Q4 2018: $274.4 million cash used) and cash used in financing activities was $5.9 million (Q4 2018: $289.4 million cash inflow), which related to the repayment of long term debt.

Finance update
In April, the Company signed a $250 million secured term loan facility from a syndicate of banks for the financing of the two newbuildings Flex Constellation and Flex Courageous. The financing is expected to be drawn upon delivery of the vessels from the shipyard, which is currently scheduled for June and August 2019, respectively. For further information please see Note 11: Subsequent events.
In April, the Company announced that it has entered into a sale and charter-back transaction with Hyundai Glovis for the vessels Flex Endeavour and Flex Enterprise. Under the agreement, the Company will sell the vessels for a gross consideration of $420 million, with a net consideration of $300 million adjusted for a non-amortizing and non-interest bearing seller's credit of $120 million in total. The vessels will be chartered back from Hyundai Glovis, on a time charter basis, for a period of 10 years. For further information please see Note 11: Subsequent events.
The Flex Endeavour and Flex Enterprise are currently financed under the $315 million secured term loan facility, and upon closing of the transaction with Hyundai Glovis, the Company will prepay the two tranches relating to the vessels, totalling approximately $194 million. The transaction is thus expected to have a positive cash effect of approximately $100 million, net of fees and prepayment of related debt.
LNG Market Outlook
During the first quarter 2019, spot LNG freight rates plummeted from the record levels seen in the previous quarter. Asia winter demand came in lower than expected due to an unseasonably mild weather in northern Asia, coupled with Japanese nuclear power plants restarting as well as an oversupplied LNG market due to start-up of new LNG production. Asian LNG prices moved lower, trading closer to or at par with key US and European LNG markers, preventing arbitrage opportunities between the markets. Despite significant growth in liquefaction and exported volumes, sailing distances and utilization where challenged by muted trade in the quarter.
Global nominal liquefaction capacity reached 393 million tonnes per annum (“Mtpa”) in the quarter according to IGU. Total trade reached a historic high of 316.5 million tonnes in 2018, of which 31% or 99 million tonnes was classified as Non-long-term trade, illustrating the LNG markets gradual move towards shorter term structures and arbitrage driven moves. Total LNG trade rose by 28.2 million tonnes in 2018, the third largest increase ever.
Preliminary tracking data from KPLER point towards a 15% increase year-on-year for global LNG exports in the first quarter 2019. The combined exports from Australia, Russia and USA reached 32.6 million tonnes, representing a year-on-year growth of close to 30%. In the same period, the three largest importers Japan, China and South Korea imported 47.25 million tonnes of LNG, representing a slight decline of ~3% compared to first quarter 2018 primarily due to lower heating demand.
According to industry sources, 12 LNG carriers and one FSRU were delivered in the first quarter of 2019. 13 new LNG orders were reported in the same period. By the end of the quarter, there were 471 vessels above 125,000 cbm in the global LNG fleet, excluding FSRU’s. The order book at the end of the quarter amounted to 107 conventional vessels, of which 44 were reported as ‘uncommitted’.  23 conventional LNG carriers are scheduled for delivery in 2019, 37 in 2020, 39 in 2021 and 8 in 2022.
The global liquefied natural gas market is expected to grow substantially in the coming years. Total proposed liquefaction capacity is at 843 Mtpa, more than double existing facilities. Over the next two years about 60 Mtpa of liquefaction is expected to come on-line. In the same period, 2019/20, about 120 Mtpa of additional liquefaction capacity is expected to reach final investment decision with the majority in Canada and USA.
Demand is expected to grow firmly as China in particular continues to focus on energy efficiency and improvements in air quality in key metropolitan areas. Economic policies in the country are to an increasing degree focused on environmental advances rather than pure economical growth. Chinese LNG imports grew 41% in 2018 to ~53 Mtpa. US LNG tariffs have so far primarily affected the Chinese sourcing of LNG, not the country’s growing import volumes, up 28% compared to the first quarter 2018.
Outlook for LNG shipping demand, albeit showing slow growth in the first quarter 2019, remains sound due to new liquefaction capacity coming on-line in the western hemisphere, coupled with robust demand growth in the eastern parts of the world. Traditionally market analysts have estimated shipping demand to increase by 1.3 LNG carriers per new million ton of liquefaction capacity per annum. Recent liquefaction growth in USA and Russia yield a higher multiple as the distance from supply to key markets are considerable longer implying tonne miles growth.
Flex LNG expects the market for energy efficient modern LNG carriers to improve going forward, as mere seasonal effects fade, and the markets stabilize. The long term projections for the industry are well supported, and Flex LNG is very well positioned to capitalize on the global shift for cleaner energy.

First Quarter 2019 Result Presentation
Flex LNG will release its financial results for the quarter and three months ended March 31, 2019 on Friday May 31, 2019 on or about 06:00 a.m. CEST.
In connection with the earnings release, a webcast and conference call will be held at 14:00 CEST. In order to attend the webcast and/or conference call you may do one of the following:
Attend by Webcast:
Use to the follow link prior to the webcast:  https://edge.media-server.com/m6/p/of45s2fo
Attend by Conference Call:
Applicable dial-in telephone numbers are as follows:
Norway: +47 21 56 31 62
United Kingdom: +44 (0) 203 0095710
United States: +1 917-720-0178
Confirmation Code: 2697458
A Q&A session will be held after the teleconference/webcast. Information on how to submit questions will be given at the beginning of the session. The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

Forward-Looking Statements
This report has been produced by Flex LNG Limited (“Flex LNG” or “the Company”), solely for information purposes and does not purport to give a complete description of the Company, its business or any other matter described herein.
The report contains certain forward-looking statements relating to the business, financial performance and results of the Company and/or the industry in which it operates, sometimes identified by the words “believes”, “expects”, “intends”, “plans”, “estimates” and similar expressions.
The forward-looking statements contained in this presentation, including assumptions, opinions and views of the Company or cited from third party sources, are solely opinions and forecasts which are subject to risks, uncertainties and other factors that may cause actual events to differ materially from any anticipated development. The Company does not provide assurance that the assumptions underlying such forward-looking statements are free from errors nor does the Company accept any responsibility for the future accuracy of the opinions expressed in the presentation or the actual occurrence of the forecasted developments.
No obligation is assumed to update any forward-looking statements or to confirm these forward-looking statements to actual results.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of the world economies, fluctuations in currencies and interest rates, general market conditions, change in governmental rules and regulations or actions taken by regulatory authorities.
Certain information and statistics contained herein have been derived from several sources. You are hereby advised that such industry data and statistics have not been prepared specifically for inclusion in these materials and Flex LNG has not undertaken any independent investigation to confirm the accuracy or completeness of such information.
Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Board of Directors of Flex LNG Ltd.

May 31, 2019

David McManus

Marius Hermansen	Nikolai Grigoriev	Ola Lorentzon

Interim Financial Report Condensed Consolidated Interim Income Statement
(Unaudited figures in thousands of $, except per share data)

	Note	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018	Year ended December 31, 2018
Vessel operating revenues		19,141	36,101	15,053	77,209
Vessel operating costs		(8,315)	(5,977)	(11,909)	(26,161)
Administrative expenses		(1,864)	(1,781)	(796)	(4,639)
Depreciation	5	(5,916)	(6,872)	(2,311)	(17,412)
Operating income		3,046	21,471	37	28,997
Finance income		256	283	174	607
Finance cost		(6,501)	(6,511)	(1,971)	(17,781)
Other financial items		(239)	(17)	(16)	(54)
(Loss) income before tax		(3,438)	15,226	(1,776)	11,769
Income tax expense/(credit)		—	(12)	2	(10)
Net (loss) income		(3,438)	15,238	(1,778)	11,779

(Loss) earnings per share:
Basic	3	(0.06)	0.38	(0.05)	0.29
Diluted	3	(0.06)	0.38	(0.05)	0.29

Condensed Consolidated Interim Statement of Comprehensive Income
(Unaudited figures in thousands of $)

	Note	Three months ended March 31, 2019	Three months ended December 31, 2018	Three months ended March 31, 2018	Year ended December 31, 2018
Net (loss) income		(3,438)	15,238	(1,778)	11,779
Total other comprehensive income (loss)		—	(33)	—	—
Total comprehensive income (loss) attributable to Flex LNG Ltd.		(3,438)	15,205	(1,778)	11,779

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Balance Sheet
(Unaudited figures in thousands of $, except share data)

	Note	March 31, 2019	December 31, 2018

ASSETS

Current assets
Cash, restricted cash and cash equivalents	4	45,616	55,097
Other current assets		8,058	5,328
Total current assets		53,674	60,425

Non-current assets
Vessels and equipment, net	5	806,566	812,478
Other fixed assets	5	7	11
Newbuildings		—	—
Vessel purchase prepayments	6,7	421,472	421,472
Total non-current assets		1,228,045	1,233,961
Total Assets		1,281,719	1,294,386

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	7,8	23,365	23,365
Other current liabilities		8,581	12,095
Total current liabilities		31,946	35,460

Non-current liabilities
Long-term debt	7,8	425,762	431,602
Other non-current liabilities		1	—
Total non-current liabilities		425,763	431,602
Total liabilities		457,709	467,062

Equity
Share capital (March 31, 2019: 54,103,993 (December 31, 2018: 54,099,929) shares issued and outstanding, par value $0.10 per share)	10	5,410	5,410
Additional paid in capital		1,189,789	1,189,665
Accumulated deficit		(371,189)	(367,751)
Total equity		824,010	827,324
Total Equity and Liabilities		1,281,719	1,294,386

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Cash Flows
(Unaudited figures in thousands of $)

	Note	Three months ended March 31, 2019	Three Months ended December 31, 2018	Three months ended March 31, 2018	Year ended December 31, 2018

OPERATING ACTIVITIES

Net (loss) income		(3,438)	15,238	(1,778)	11,779

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	5	5,916	6,872	2,311	17,412
Other		186	88	66	(294)

Changes in operating assets and liabilities:
(Increase) decrease in assets		(2,730)	30	(3,396)	(869)
(Decrease) increase in liabilities		(3,514)	1,279	1,478	7,686
Net cash (used in) provided by operating activities		(3,580)	23,507	(1,319)	35,714

INVESTING ACTIVITIES

Purchase of other fixed assets		—	—	(7)	(14)
Additions and installments on newbuildings		—	1,011	(79,016)	(232,455)
Vessel purchase prepayments	6	—	(275,400)	—	(349,000)
Capitalized Interest	6	—	—	(636)	(2,964)
Net cash flow (used in) investing activities		—	(274,389)	(79,659)	(584,433)

FINANCING ACTIVITIES

Repayment of long term debt	7,8	(5,905)	(5,906)	(100,000)	(286,069)
Proceeds from long term debt	7,8	—	—	210,000	584,613
Net proceeds from issuance of share capital	10	—	295,311	—	295,311
Net cash flow (used in) provided by financing activities		(5,905)	289,405	110,000	593,855

Effect of exchange rate changes on cash		4	—	—	—
Net (decrease) increase in cash and cash equivalents		(9,481)	38,523	29,022	45,136

Cash, cash equivalents and restricted cash at the beginning of the period		55,097	16,574	9,961	9,961
Cash, cash equivalents and restricted cash at the end of the period		45,616	55,097	38,983	55,097

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statement of Changes in Equity
(Unaudited figures in thousands of $, except share data)

	March 31, 2019	December 31, 2018

Number of shares outstanding
Balance at beginning of period	54,099,929	36,797,238
Shares issued	4,064	17,302,691
Balance at end of period	54,103,993	54,099,929

Share capital
Balance at beginning of period	5,410	3,680
Shares issued	—	1,730
Balance at end of period	5,410	5,410

Additional paid in capital
Balance at beginning of period	1,189,665	895,951
Shares issued	59	293,645
Stock option expense	65	69
Balance at end of period	1,189,789	1,189,665

Accumulated deficit
Balance at beginning of period	(367,751)	(379,530)
Net (loss) income	(3,438)	11,779
Balance at end of period	(371,189)	(367,751)

Total Equity	824,010	827,324

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the “Company” or “Flex LNG”) is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company’s activities are focused on seaborne LNG transportation. The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2019 were authorized by the Board of Directors for release on May 31, 2019.
Note 2: Accounting principles
Basis of accounting
The unaudited condensed consolidated interim financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. The unaudited condensed consolidated interim financial statements do not include all of the disclosures required in the annual consolidated financial statements. The unaudited condensed consolidated interim financial statements are prepared in accordance with the accounting policies described in, and should be read in conjunction with, the Company’s year end financial statements for the year ended December 31, 2018, which was filed with the Oslo Stock Exchange on April 4, 2019.
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018.

Note 3: Earnings per share
Basic earnings per share amounts are calculated by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share amounts are calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.
The following reflects the net income (loss) and share data used in the earnings per share calculation.

(Unaudited figures in thousands of $, except per share and share data)

	Three months ended March 31, 2019	Three months ended December 31, 2018
(Loss) income attributable to shareholders	(3,438)	15,238

Weighted average number of ordinary shares	54,103,189	40,451,101
Share options	141,000	141,000
Weighted average number of ordinary shares, adjusted for dilution	54,244,189	40,592,101

(Loss) earnings per share:
Basic	(0.06)	0.38
Diluted	(0.06)	0.38

Note 4: Cash, restricted cash and cash equivalents
For the purpose of the Condensed Consolidated Interim Statement of Cash Flows; Cash, restricted cash and cash equivalents comprise the following:
(Unaudited figures in thousands of $)

	March 31, 2019	December 31, 2018
Cash and cash equivalents	45,561	54,932
Restricted cash	55	165
Cash, restricted cash and cash equivalents	45,616	55,097

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees. The $270 million revolving credit facility provided by Sterna Finance Ltd. (the “$270 Million Revolving Credit Facility”) is undrawn, and $270 million is available for drawdown.

Note 5: Vessels and equipment, net and Other fixed assets
The table below summarizes the movement in the components of vessels and equipment applicable to the Company for the three months ended March 31, 2019:
(Unaudited figures in thousands of $)

	Vessels and equipment	Dry docks	Other fixed assets	Total

Cost
At January 1, 2019	819,884	10,000	20	829,904
Additions	—	—	—	—
Transfer from vessels under construction	—	—	—	—
Disposals	—	—	—	—
At March 31, 2019	819,884	10,000	20	829,904

Accumulated depreciation
At January 1, 2019	15,931	1,475	9	17,415
Charge	5,418	493	4	5,915
Disposals	—	—	—	—
At March 31, 2019	21,349	1,968	13	23,330

Net book value
At January 1, 2019	803,953	8,525	11	812,489
At March 31, 2019	798,534	8,032	7	806,573

Note 6: Vessel purchase prepayments
The table below summarizes the movement in vessel purchase prepayments applicable to the Company for the three months ended March 31, 2019 and for the year ended December 31, 2018:
(Unaudited figures in thousands of $)

	March 31, 2019	December 31, 2018
Balance at beginning of year	421,472	72,000
Additions	—	349,000
Capitalized interest	—	472
Balance at end of period	421,472	421,472

Note 7: Commitments and contingent liabilities
Capital commitments for the Company as at March 31, 2019 are detailed in the table below:
(Unaudited figures in thousands of $)

	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Newbuilding commitments	288,000	811,000	126,000	—	—	—	1,225,000
Financing commitments	23,625	26,173	26,404	26,404	237,331	114,188	454,125
Total	311,625	837,173	152,404	26,404	237,331	114,188	1,679,125

As at March 31, 2019, Flex LNG had nine vessels to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change requests, sundry buyers’ supplies, fit out, studies and lube oils.

Note 8: Long-term debt
The table below represents the annual principal payments to be made against our long-term debt after March 31, 2019:
(Unaudited figures in thousands of $)

	March 31, 2019	December 31, 2018
Due within:
1 year	23,625	23,625
2 years	26,173	25,478
3 years	26,404	26,404
4 years	26,404	26,404
5 years	237,331	241,963
More than five years	114,188	116,156
Long-term debt	454,125	460,030
Less: debt issuance costs	(4,998)	(5,063)
Total long-term debt	449,127	454,967

$315 million Secured Term Loan Facility
In December 2017, we, through three of our vessel owning subsidiaries, entered into a $315 million secured term loan facility (the “$315 Million Term Loan Facility”) with a syndicate of banks to part finance the first three of our newbuildings - Flex Endeavour, Flex Enterprise and Flex Ranger, which serve as collateral under the facility. In January 2018, we drew down two $105 million loan tranches under the facility in connection with the delivery of the Flex Endeavour and the Flex Enterprise. The third $105 million tranche was utilized in connection with the delivery of the Flex Ranger in June 2018. Flex LNG Ltd. and Flex LNG Fleet Limited, our wholly owned subsidiary, serve as guarantors under the facility. The facility bears interest at LIBOR plus a margin of 2.85% per annum and matures on June 22, 2023, which is five years from the delivery date of the third and final vessel financed under the facility, which was June 22, 2018.
Pursuant to the facility agreement, we have an option, subject consent from the lenders under the facility, to substitute one or more of the vessels which serve as collateral under the facility with other vessels in our fleet. We may also request the lenders to make available a fourth tranche to finance a fourth collateral vessel and to increase the amount of borrowings available under a tranche in the event that we secure employment for a collateral vessel with a duration of minimum five years and with a charterer acceptable to the lenders.
The facility has the following financial covenants, tested quarterly, which requires Flex LNG (on a consolidated basis) to maintain at all times, among other things: (i) a book equity ratio of a minimum of 0.25 to 1.0, (ii) a positive working capital, and (iii) minimum liquidity of the higher of $15 million or an amount equal to 5% of the total interest bearing debt on a consolidated basis (excluding the $270 Million Revolving Credit Facility) and net of any cash and cash equivalents. The facility also requires each vessel owning subsidiary acting as borrower under the facility to maintain at all times, among other things: (i) positive working capital and (ii) minimum liquidity of $1.2 million. The facility includes a dividend restriction, limiting distributions to circumstances where (i) no default is existing on the time when the distribution is to be made or would result from the making, payment or declaration of the distribution; and (ii) such distributions are in aggregate limited to 50% of Flex LNG's accumulated and consolidated annual net profits as from January 1, 2018 calculated on the basis of the ultimate parent's audited consolidated financial statements; or (iii) as otherwise consented to in writing by the facility agent.  The facility also requires us to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessels securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility. The net outstanding amount under the facility as of March 31, 2019 was $297.1 million (December 31, 2018: $301.0 million).
Flex Rainbow Sale and Leaseback
In July 2018, we, through our wholly-owned subsidiary, Flex LNG Rainbow Ltd., which owned the Flex Rainbow, entered into a sale leaseback transaction (the “Flex Rainbow Sale and Leaseback”), for the vessel with a Hong Kong-based lessor for a lease period of ten years. The gross sales price under the lease was $210 million, of which $52.5 million represented advance hire for the ten-year lease period. We have the option to re-purchase the vessel at or after the second anniversary of the agreement, and on each anniversary thereafter, until the end of the lease period. The bareboat rate payable under the lease has a fixed element, treated as principal repayment, and a variable element based on LIBOR plus a margin of 3.50% per annum on the outstanding under the lease. The facility requires us to provide additional security, by way of a deposit, as necessary to maintain the fair market value of the vessel at not less than a specified percentage of the principal amount outstanding under the lease. The net outstanding under the lease as of March 31, 2019 was $152.0 million (December 31, 2018: $154.0 million).

$270 million Revolving Credit Facility
In March, 2017, in connection with our acquisition of the shipbuilding contracts for the Flex Endeavor and the Flex Enterprise, we, through our wholly-owned subsidiary, Flex LNG Fleet Limited, entered into the $270 Million Revolving Credit Facility with Sterna Finance Ltd., a company related to Geveran Trading Co Ltd. ("Geveran"), the Company's largest shareholder. The facility can be repaid partially or in full at any time at our discretion and we may continue to draw upon the facility at our discretion to the extent the total outstanding amount thereunder does not exceed $270 million at any time. The facility matures 12 months following the delivery of Flex Courageous, which is expected to be delivered in August 2019, after which, $30 million will be available to us as borrowings for working capital until July 1, 2023, unless otherwise mutually agreed. The facility bears interest at LIBOR plus a margin of 3.0% per annum. The net outstanding under the facility as of March 31, 2019 was $0.0 million (December 31, 2018: $0.0 million).
Note 9: Related party transactions
Flex LNG receives staff, office, commercial, legal, technical and accounting support from companies affiliated to Geveran and has accrued costs of $0.4 million for the three months ended March 31, 2019 (12 months ended December 31, 2018: $1.5 million) in this respect.
As at March 31, 2019, the Company had related party receivables of $1.3 million (December 31, 2018: $1.1 million) due from subsidiaries of Frontline Ltd. and related party receivables of $0.3 million (December 31, 2018: $0.7 million) due from Seatankers Management Co. Ltd. As at March 31, 2019, the Company had related party payables of $0.0 million (December 31, 2018: $0.2 million) to subsidiaries of Frontline Ltd.
For further information, see Note 16 of the Company’s year-end financial statements for the year ended December 31, 2018, which was filed with the Oslo Stock Exchange on April 4, 2019.
Note 10: Share capital
The Company had an issued share capital at March 31, 2019 of $5,410,399 divided into 54,103,993 ordinary shares (December 31, 2018: $5,409,993 divided into 54,099,929 ordinary shares) of $0.10 par value.
In January 2019, the Company issued 4,461 shares to the board of directors relating to their remuneration for the second half of 2018.
On March 4, 2019, the Company declared a ten-for-one reverse stock split with an effective date of March 7, 2019, which resulted in a reduction of 397 shares due to share split fractions. The common share par value was adjusted as a result of the reverse stock split to the value of $0.10 per share from $0.01 per share. In line with the guidance in ASC 260 Earnings Per Share, we have retroactively adjusted for this change in the prior year comparatives in the condensed consolidated interim primary statements and applicable footnote disclosures.

Top 20 Shareholders as of March 31, 2019
Shareholder	Number of shares	Ownership interest
Geveran Trading Co. Ltd	24,133,811	44.6%
Verdepapirfondet DNB Norge (IV)	1,619,504	3.0%
Goldman Sachs & Co. LLC	1,358,274	2.5%
Skagen Vekst	1,123,495	2.1%
DNB NOR Markets, Aksjehand/Analyse	960,001	1.8%
State Street Bank and Trust Comp	616,504	1.1%
Citibank, N.A.	600,000	1.1%
Verdipapirfondet Pareto Investment	550,000	1.0%
Verdipapirfondet Delphi Norden	547,992	1.0%
BNP Paribas Securities Services	539,980	1.0%
Fidelity Puritan Trust: Fidelity	524,308	1.0%
Barclays Capital Sec. Ltd Firm	454,281	0.8%
TR European Growth Trust Plc	443,750	0.8%
Credit Suisse AG, Dublin Branch	424,999	0.8%
Vatne Equity AS	407,623	0.8%
Catella Hedgefond	405,000	0.7%
Invesco Perp Euran Smler Comps FD	400,000	0.7%
Goldman Sachs International	348,856	0.6%
J.P. Morgan Bank Luxembourg S.A.	340,000	0.6%
Citibank, N.A.	325,948	0.6%
Others	17,979,667	33.2%
Total	54,103,993	100%

Note 11: Subsequent events
Listing on the New York Stock Exchange (NYSE)
In May, the Company announced that it had publicly filed a registration statement on Form 20-F with the SEC relating to the proposed listing of its ordinary shares on the NYSE. The Company’s registration document was declared effective by the SEC on May 30, 2019. No new securities will be issued in connection with the listing, and trading of the shares on the NYSE is expected to commence in June 2019. Following the listing, the Company’s ordinary shares will be listed for trading on both the NYSE and the Oslo Stock Exchange under the ticker "FLNG".
$250 million secured term loan facility
In April, the Company signed a $250 million secured term loan facility from a syndicate of banks for the financing of the two newbuildings Flex Constellation and Flex Courageous. The financing remains subject to the satisfaction of customary closing conditions and is expected to be drawn upon delivery of the vessels from the shipyard, currently scheduled for June and August 2019, respectively. The facility has a term of five years from delivery of the last vessel and will bear interest at LIBOR plus a margin of 2.35% per annum. The facility contains financial covenants, tested quarterly, which requires the Flex LNG (on a consolidates basis) to maintain at all times, among other things: (i) a book equity ratio of a minimum of 0.25 to 1.0, (ii) a positive working capital, and (iii) minimum liquidity of the higher of $25 million or an amount equal to 5% of the total interest bearing debt on a consolidated basis (excluding the $270 Million Revolving Credit Facility)  and net of any cash and cash equivalents. The facility also requires us to provide additional security or prepay an amount of the loan facility as necessary to maintain the fair market value of the vessels securing the loan facility at not less than specified percentages of the principal amount outstanding under the loan facility.
Flex Endeavour and Flex Enterprise sale and time charter agreements
In April, the Company announced that it entered into sale and time charter agreements for the vessels Flex Endeavour and Flex Enterprise. Under the agreement, the Company will sell the vessels for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest-bearing seller's credit of $60 million per vessel. Flex Endeavour and Flex Enterprise will be charted back from Hyundai Glovis on a time-charter basis to subsidiaries of Flex LNG for a period of ten years. The Company will have options to acquire the vessels during the term of the time-charters. At the end of the ten-year charter period, Flex LNG will have the right to acquire the vessels for a consideration of $75 million per vessel, net of the $60 million seller's credit per vessel. The existing ship management agreements are expected to be novated to Hyundai Glovis, securing continuation of the ship management services. The transaction remains subject to the satisfaction of customary closing conditions and is expected to close in the third quarter of 2019.

INTERIM REPORT JANUARY - MARCH 2019
Responsibility Statement
We confirm, to the best of our knowledge, that the condensed consolidated interim financial statements for the period January, 1 to March 31, 2019 have been prepared in accordance with U.S generally accepted accounting principles, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first three months of the financial year and their impact on the condensed consolidated interim financial statements, a description of the principal risks and uncertainties for the remaining three months of the financial year, and major related parties transactions.

The Board of Directors
Flex LNG Ltd.
Hamilton, Bermuda
May 31, 2019